THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 4, 2010

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490

Dear Mr. Owings:

In response to your letter of comments dated February 18, 2010, please be advised as follows:

General

1.  Eastern World Solutions, Inc. is not a blank check corporation.   Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

Eastern World Solutions, Inc. has a specific plan and purpose.  Its business purpose is to sell skiwear.  Its specific plan is the same.   In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”   If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.

Further, Eastern World Solutions, Inc. has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies.  Its plan, again, is to sell skiwear to the public.

Accordingly, Eastern World Solutions, Inc. not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490
March 4, 2010
Page 2

Our Business

2.   Disclosure requested has been provided

3.  The disclosure has been revised to reflect our present activities.

4. The word “virtual” has been deleted from Note 6.

5. The company’s offices are located in Hong Kong.  Mr. Miller is domiciled in Tulsa Oklahoma.

Risk Factors

6.  Three additional risk factors have been added.

7.  The disclosure requested has been provided.  While Mr. Miller is domiciled in Tulsa, Oklahoma, he resides most of the time in China.

8.  Reference to furniture has been deleted.  It was included in error from another registration statement.

Use of Proceeds

9.  The disclosure requested has been provided.

Dilution

10.  We continue to present 3 scenarios; one at 3,000,000 shares (maximum); one at 2,250,000 shares (half way between the minimum and maximum); and one at 1,500,000 share (minimum).  Per your instructions, we have deleted the tabular presentation.  We disagree and point out, that the duel presentation has been accepted by your branch in connection with every registration statement I have ever filed with the SEC.  Also, the other revisions have been made as requested.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490
March 4, 2010
Page 3

Plan of Distribution; Terms of the Offer

11.  Venditio Capital has never operated.  Mr. Miller has never offered or sold and securities through Venditio Capital.  Venditio Capital is not an SEC registered broker/dealer.  Mr. Miller has not been associated with a broker/dealer during the last 12 months, nor has he participated in the sale of any securities within the last 12 months.  At the conclusion of the offering, Mr. Miller will continue to function as the company’s president, principal executive officer, secretary, treasurer, principal financial officer and principal accounting officer.

Industry and Competition

12.  The information requested has been provided.

Background of our sole officer and director

13.  Venditio Corp. is a wholesale distributor of PC games.  The same has been disclosed in Mr. Miller’s biographical information.  Again, Venditio Capital, while conceived, never operated.

14.  The information requested has been provided.

Future sales by existing stockholders

15.  You conclusion is erroneous.  Investors in the Company’s public offering will not rely on Rule 144 for aftermarket resales.  They will rely on the exemption from registration contained in Section 4(1) of the Securities Act of 1933, as amended.  Mr. Miller will not be able to rely on the exemption contained in Section 4(1) since he is defined as an underwriter.  Accordingly the disclosure is correct and it is materially misleading to reference Rule 144 since Rule 144 only deals with the resale of restricted securities and the shares of common stock purchase in the Company’s public offering will not be restricted securities.  In short, purchasers in the public offering could not rely on Rule 144 for the resale of their shares.  Finally, Rule 144(i)(l)(i) was never intended to capture a start-up company within the meaning of shell company.  See note 172 to SEC Release No.33-8869. As such, the Company may not be a shell company.

Certain Transactions

16.  A copy of the note has been filed as Exhibit 10.1.

17.  The information requested has been provided.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490
March 4, 2010
Page 4

Balance Sheet F-2

18.  The information requested has been provided.

Notes to Financial Statements

19.  The erroneous information has been deleted.

20.  Reference to Nicaragua Rising has been deleted.

21.  The office space was not leased until after the year end.  Accordingly, there is no rent expense included in the 12/31 financial statements.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Eastern World Solutions, Inc.